Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-207421

Aytu BioScience, Inc.

Prospectus Supplement No. 5 dated August 16, 2016

(to Prospectus dated October 23, 2015)

13,168,390 shares of common stock

This Prospectus Supplement No. 5 updates, amends, and supplements the information previously included in the Prospectus Supplement No. 1 dated November 10, 2015, Prospectus Supplement No. 2 dated February 11, 2016, Prospectus Supplement No. 3 dated May 11, 2016, Prospectus Supplement No. 4 dated July 22, 2016 and our prospectus dated October 23, 2015, which we refer to as our prospectus, relating to the offer for resale of an aggregate of 13,168,390 shares of common stock, $0.0001 par value per share, of Aytu BioScience, Inc. (“Aytu”), which we refer to herein as our common stock, by the selling shareholders named therein. The number of shares covered by this Prospectus Supplement No. 5 does not give effect to the 1-for-12 stock split effected on June 30, 2016.

On July 27, 2016, Aytu entered into a purchase agreement (the “Purchase Agreement”), together with a registration rights agreement (the “Registration Rights Agreement”), with Lincoln Park Capital Fund, LLC (“Lincoln Park”), an Illinois limited liability company. Upon signing the Purchase Agreement, Lincoln Park agreed to purchase 133,690 shares of our common stock for $500,000 as an initial purchase under the agreement.

Under the terms and subject to the conditions of the Purchase Agreement, Aytu has the right to sell to and Lincoln Park is obligated to purchase up to an additional $10.0 million in amounts of shares, as described below, of Aytu’s common stock (“Common Stock”), subject to certain limitations, from time to time, over the 36-month period commencing on the date that a registration statement, which Aytu agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed. Aytu may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 10,000 shares of Common Stock on any business day (such purchases, “Regular Purchases”), provided that at least one business day has passed since the most recent purchase, and provided that the amount Aytu may sell to Lincoln Park under a single Regular Purchase may increase under certain circumstances as described in the Purchase Agreement but in no event will the amount of a single Regular Purchase exceed $500,000. The purchase price of shares of Common Stock related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, Aytu may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Common Stock is not below the threshold price as set forth in the Purchase Agreement. Aytu’s sales of shares of Common Stock to Lincoln Park under the Purchase Agreement are limited to no more than the number of shares that would result in the beneficial ownership by Lincoln Park and its affiliates, at any single point in time, of more than 4.99% of the then outstanding shares of Common Stock which amount may be increased to an amount not more than 9.99% of the then outstanding shares of Common Stock by written notice to us by Lincoln Park, effective 61 days after delivery of such notice.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties. Aytu has the right to terminate the Purchase Agreement at any time, at no cost or penalty. Actual sales of shares of Common Stock to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of the Common Stock and determinations by Aytu as to the appropriate sources of funding for Aytu and their operations. Lincoln Park has no right to require any sales by Aytu, but is obligated to make purchases from Aytu as it directs in accordance with the Purchase Agreement. Lincoln Park has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of Aytu’s shares.

The net proceeds under the Purchase Agreement to Aytu will depend on the frequency and prices at which Aytu sells shares of Aytu’s stock to Lincoln Park. Aytu expects that any proceeds received by Aytu from such sales to Lincoln Park under the Purchase Agreement will be used for general corporate purposes and working capital requirements.

  In connection with the Purchase Agreement, Aytu issued as a commitment fee to Lincoln Park 52,500 shares of Common Stock. Lincoln Park represented to Aytu, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)), and Aytu sold the securities in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Joseph Gunnar & Co., LLC (“Joseph Gunnar”) and Fordham Financial Management, Inc. (“Fordham”) acted as Financial Advisor on Aytu’s behalf. Upon the execution of the Purchase Agreement, Aytu paid $50,000 to Joseph Gunnar and $50,000 to Fordham. Upon the earlier of six months from the execution of the Purchase Agreement or upon the effectiveness of the resale registration statement to be filed pursuant to the Registration Rights Agreement, Aytu will pay an additional $50,000 to Joseph Gunnar and $50,000 to Fordham.

This Prospectus Supplement No. 5 is not complete without, and may not be delivered or used except in connection with, our prospectus, including all amendments and supplements thereto.

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Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 5 is August 16, 2016.